Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                            Dec. 23,   March 25,
                                                              2005       2005
                                                            -------    ---------
ASSETS
Current assets:
  Cash and cash equivalents                                  $ 91.0      $ 19.4
  Short-term investments                                       19.6        39.6
  Restricted cash                                              13.2        13.9
  Trade accounts receivable, less allowance
    for doubtful accounts of $0.1
    (March 25, 2005 - $0.2)                                    19.2        23.2
  Other receivables                                             4.9         4.2
  Note receivable - net of deferred gain of
    $nil (March 25, 2005 - $1.9)                                 --         0.1
  Inventories                                                  16.5        16.4
  Prepaid expenses and other                                    6.3         5.9
  Current assets held for sale                                   --         6.8
                                                             ------      ------
                                                              170.7       129.5
Fixed assets - net of accumulated
  depreciation of $146.1
  (March 25, 2005 - $145.3)                                    26.9        30.6
Deferred income tax assets - net                                3.6         3.5
Other assets                                                    6.1         4.9
Long-term assets held for sale                                   --         2.8
                                                             ------      ------
                                                             $207.3      $171.3
                                                             ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                     $ 13.3      $ 14.6
  Employee-related accruals                                     8.2         9.6
  Income and other taxes payable                                5.6         3.5
  Current portion of provisions for
    exit activities                                             4.7         7.9
  Other accrued liabilities                                     5.6         5.8
  Deferred credits                                              1.1         1.4
  Deferred income tax liabilities -
    current portion                                             0.1          --
                                                             ------      ------
                                                               38.6        42.8
Long-term debt                                                  0.1         0.1
Long-term portion of provisions for exit activities             0.7         0.9
Pension liabilities                                            17.6        19.3
Deferred income tax liabilities -
  long-term portion                                             0.2          --
                                                             ------      ------
                                                               57.2        63.1
                                                             ------      ------

Redeemable preferred shares, unlimited
   shares authorized; 1,284,200 shares
   issued and outstanding
   (March 25, 2005 - 1,347,600)                                16.4        17.2
                                                             ------      ------

Commitments and Contingencies (Note 9)

Shareholders' equity:
  Common shares, unlimited shares authorized;
    no par value; 127,309,598 shares
    issued and outstanding
    (March 25, 2005 - 127,308,973)                            768.4       768.4
  Additional paid-in capital                                    1.7         2.2
  Deficit                                                    (603.1)     (646.5)
  Accumulated other comprehensive loss                        (33.3)      (33.1)
                                                             ------      ------
                                                              133.7        91.0
                                                             ------      ------
                                                             $207.3      $171.3
                                                             ======      ======

        (See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                               Three Months Ended              Nine Months Ended
                                                                            -----------------------         -----------------------
                                                                            Dec. 23,        Dec. 24,        Dec. 23,        Dec. 24,
                                                                             2005             2004           2005            2004
                                                                            -------         -------         -------         -------
Revenue                                                                     $  37.4         $  36.6         $ 105.7         $ 125.0
Cost of revenue                                                                18.0            18.4            53.9            61.1
                                                                            -------         -------         -------         -------
Gross margin                                                                   19.4            18.2            51.8            63.9
                                                                            -------         -------         -------         -------

Expenses:
  Research and development                                                      9.1            12.9            28.0            37.1
  Selling and administrative                                                   10.2            11.1            26.3            29.6
  Asset impairment and other                                                    5.4              --             5.4              --
  Gain on sale of foundry business                                               --              --            (1.9)           (9.9)
                                                                            -------         -------         -------         -------
                                                                               24.7            24.0            57.8            56.8
                                                                            -------         -------         -------         -------
Income (loss) from operations                                                  (5.3)           (5.8)           (6.0)            7.1

Interest income                                                                 0.5             0.3             1.3             0.7
Foreign exchange gain (loss)                                                     --            (1.8)            1.2            (2.2)
                                                                            -------         -------         -------         -------
Income (loss) before income taxes                                              (4.8)           (7.3)           (3.5)            5.6
Income tax (expense) recovery                                                    --            (0.1)           (0.4)            0.9
                                                                            -------         -------         -------         -------
Income (loss) from continuing operations                                    $  (4.8)        $  (7.4)        $  (3.9)        $   6.5

  Discontinued operations - net of tax                                      $  55.8         $  (0.2)        $  49.0         $  (3.4)
                                                                            -------         -------         -------         -------

Net income (loss)                                                           $  51.0         $  (7.6)        $  45.1         $   3.1
                                                                            =======         =======         =======         =======

Net income (loss) attributable to common
  shareholders after preferred share dividends and
  premiums on preferred share repurchases                                   $  50.2         $  (8.2)        $  42.9         $   1.5
                                                                            =======         =======         =======         =======

Income (loss) per common share from
  continuing operations:
  Basic and diluted                                                         $ (0.04)        $ (0.06)        $ (0.05)        $  0.04
                                                                            =======         =======         =======         =======
Income (loss) per common share from
  discontinued operations:
         Basic and diluted                                                  $  0.43         $    --         $  0.39         $ (0.03)
                                                                            =======         =======         =======         =======
Net income (loss) per common share:
         Basic and diluted                                                  $  0.39         $ (0.06)        $  0.34         $  0.01
                                                                            =======         =======         =======         =======

Weighted-average number of common
  shares outstanding (millions):
   Basic                                                                      127.3           127.3           127.3           127.3
                                                                            =======         =======         =======         =======
   Diluted                                                                    127.4           127.3           127.3           127.3
                                                                            =======         =======         =======         =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                               Three Months Ended              Nine Months Ended
                                                                            -----------------------         -----------------------
                                                                            Dec. 23,        Dec. 24,        Dec. 23,        Dec. 24,
                                                                             2005             2004           2005            2004
                                                                            -------         -------         -------         -------
CASH PROVIDED BY (USED IN)
Operating activities:
Income (loss) from continuing operations                                    $  (4.8)        $  (7.4)        $  (3.9)        $   6.5
  Depreciation of fixed assets                                                  1.7             1.9             4.9             6.3
  Other non cash changes in operating activities                                 --             1.2            (2.9)           (8.4)
  Deferred income taxes                                                         0.4            (0.3)            0.2            (0.5)
  Decrease (increase) in working capital:
    Trade accounts and other receivables                                        2.2             0.3             3.0            (4.6)
    Inventories                                                                (1.3)           (1.9)           (0.1)           (6.0)
    Prepaid expenses and other                                                  2.9             0.1            (2.1)           (2.1)
    Payables and other accrued liabilities                                      2.2             1.2            (6.7)           (2.0)
    Deferred credits                                                             --             0.1            (0.2)            0.7
                                                                            -------         -------         -------         -------
Total                                                                           3.3            (4.8)           (7.8)          (10.1)
                                                                            -------         -------         -------         -------

Investing activities:
  Purchased short-term investments                                            (19.6)          (39.6)          (47.7)          (94.2)
  Matured short-term investments                                                 --            47.2            67.7           109.4
  Expenditures for fixed assets                                                (0.3)           (0.7)           (1.0)           (2.6)
  Proceeds from disposal of fixed assets                                        0.1             0.2             0.5             0.6
  Proceeds from repayment of note receivable                                     --              --             2.0             9.9
  Proceeds from sale of discontinued operations -
    net                                                                        66.4              --            66.4              --
                                                                            -------         -------         -------         -------
Total                                                                          46.6             7.1            87.9            23.1
                                                                            -------         -------         -------         -------

Financing activities:
  Repayment of capital lease liabilities and
    long-term debt                                                               --              --              --            (0.1)
  Payment of dividends on preferred shares                                     (0.5)           (0.6)           (1.6)           (1.6)
  Repurchase of preferred shares                                               (0.5)             --            (1.3)             --
  Decrease (increase) in restricted cash                                        0.9            (3.9)            0.7            (3.9)
                                                                            -------         -------         -------         -------
Total                                                                          (0.1)           (4.5)           (2.2)           (5.6)
                                                                            -------         -------         -------         -------

Effect of currency translation on cash                                         (0.3)            0.2            (0.6)            0.3

Net cash used in discontinued operations                                         --            (2.3)           (5.7)           (5.0)
                                                                            -------         -------         -------         -------

Increase (decrease) in cash and cash equivalents                               49.5            (4.3)           71.6             2.7

Cash and cash equivalents, beginning of period                                 41.5            34.0            19.4            27.0
                                                                            -------         -------         -------         -------

Cash and cash equivalents, end of period                                    $  91.0         $  29.7         $  91.0         $  29.7
                                                                            =======         =======         =======         =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                   Common Shares
                                              -----------------------                                   Accumulated
                                                                           Additional                      Other           Total
                                                Number                       Paid in                   Comprehensive   Shareholders'
                                              (millions)      Amount         Capital      Deficit          Loss           Equity
                                              ----------     --------      ----------     -------      -------------   -------------
Balance, March 26, 2004                           127.3      $  768.4       $    2.3      $ (623.5)       $  (32.6)      $  114.6
   Net income                                        --            --             --           7.5              --            7.5
   Unrealized net derivative gain
    on cash flow hedges                              --            --             --            --             0.2            0.2
   Stock compensation expense                        --            --            0.1            --              --            0.1
   Preferred share dividends                         --            --             --          (0.5)             --           (0.5)
                                               --------      --------------------------------------------------------------------
Balance, June 25, 2004                            127.3      $  768.4       $    2.4      $ (616.5)       $  (32.4)      $  121.9
 Net income                                          --            --             --           3.2              --            3.2
   Unrealized net derivative loss
    on cash flow hedges                              --            --             --            --            (0.1)          (0.1)
   Preferred share dividends                         --            --             --          (0.5)             --           (0.5)
                                               --------      --------------------------------------------------------------------
Balance, Sept. 24, 2004                           127.3      $  768.4       $    2.4      $ (613.8)       $  (32.5)      $  124.5
 Net loss                                            --            --             --          (7.6)             --           (7.6)
   Unrealized net derivative loss
    on cash flow hedges                              --            --             --            --             0.6            0.6
   Preferred share dividends                         --            --             --          (0.6)             --           (0.6)
                                               --------      --------------------------------------------------------------------
Balance, Dec. 24, 2004                            127.3      $  768.4       $    2.4      $ (622.0)       $  (31.9)      $  116.9
                                               ========      ====================================================================

Balance, March 25, 2005                           127.3      $  768.4       $    2.2      $ (646.5)       $  (33.1)      $   91.0
   Net loss                                          --            --             --          (3.6)             --           (3.6)
   Unrealized net derivative loss
    on cash flow hedges                              --            --             --            --            (0.3)          (0.3)
   Preferred share dividends                         --            --             --          (0.5)             --           (0.5)
   Premiums on preferred share
    repurchases                                      --            --           (0.2)           --              --           (0.2)
                                               --------      --------------------------------------------------------------------
Balance, June 24, 2005                            127.3      $  768.4       $    2.0      $ (650.6)       $  (33.4)      $   86.4
   Net loss                                          --            --             --          (2.3)             --           (2.3)
   Unrealized net derivative gain
    on cash flow hedges                              --            --             --            --             0.1            0.1
   Preferred share dividends                         --            --             --          (0.6)             --           (0.6)
   Premiums on preferred share
    repurchases                                      --            --           (0.1)           --              --           (0.1)
                                               --------      --------------------------------------------------------------------
Balance, Sept. 23, 2005                           127.3      $  768.4       $    1.9      $ (653.5)       $  (33.3)      $   83.5
   Net income                                        --            --             --          51.0              --           51.0
   Preferred share dividends                         --            --             --          (0.6)             --           (0.6)
   Premiums on preferred share
    repurchases                                      --            --           (0.2)           --              --           (0.2)
                                               --------      --------------------------------------------------------------------
Balance, Dec. 23, 2005                            127.3      $  768.4       $    1.7      $ (603.1)       $  (33.3)      $  133.7
                                               ========      ====================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 23, 2005, and the results of operations and cash flows of the Company for the three and nine month periods ended
      December 23, 2005, and December 24, 2004, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. A reconciliation to Canadian GAAP is also prepared and presented to shareholders in Note 18.

      The balance sheet at March 25, 2005, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 25, 2005. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company is viewed as a single operating segment for management purposes and, as such, no business segment information is being disclosed (See also Note 14).

2.    Recently issued accounting pronouncements

      In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154 (SFAS 154), Accounting Changes and Error Corrections. SFAS 154 replaces Accounting
      Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in Fiscal years beginning after December 14, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its financial position or results of operations.

      In  December  2004,  the FASB  published  a revision to SFAS No. 123 (SFAS
      123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005, the Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. The Company will use the Black-Scholes option pricing model to account for stock options on a modified prospective basis beginning in the first quarter of Fiscal 2007. The impact on the Company's financial statements of applying the Black-Scholes option pricing model in accounting for stock-based compensation is disclosed in Note 3.

      In November 2004, the FASB issued SFAS No. 151 (SFAS 151), Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS 151 to have a material impact on its financial position, results of operations or cash flows.

3.    Stock-based compensation

      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, Accounting for Stock-Based Compensation, for awards granted or modified after April 1, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Net income (loss), as reported                                          $  51.0       $  (7.6)      $  45.1       $   3.1
      Adjustments:
         Stock compensation expense, as reported                                   --            --            --           0.1
         Pro forma stock compensation expense                                    (1.0)         (3.3)         (2.8)         (9.2)
                                                                              -------       -------       -------       -------
      Pro forma net income (loss)                                             $  50.0       $ (10.9)      $  42.3       $  (6.0)
                                                                              =======       =======       =======       =======

      Net income (loss) per common share, as reported
          Basic and diluted                                                   $  0.39       $ (0.06)      $  0.34       $  0.01
                                                                              =======       =======       =======       =======
      Pro forma net income (loss) per common share
          Basic and diluted                                                   $  0.39       $ (0.09)      $  0.32       $ (0.06)
                                                                              =======       =======       =======       =======

      Based upon the fair value method of accounting for stock compensation expense, for the three and nine month fiscal periods ended December 23, 2005, the pro forma net income was decreased by $1.0 and $2.8 respectively as compared to the reported net income. For the three months ended December 24, 2004, the pro forma net loss was increased by $3.3, and for the nine months ended December 24, 2004, the pro forma net income was decreased by $9.1.

      Pro forma financial information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and nine month periods ended December 23, 2005, and December 24, 2004:

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Weighted-average fair value price of the options                        $  0.80       $  1.46       $  0.71       $  1.89
        granted during the period
      Risk free interest rate                                                  3.89 %        3.52 %        3.49 %        3.80 %
      Dividend yield                                                              Nil           Nil           Nil           Nil
      Volatility factor of the expected market price of
        the Company's common stock                                             58.8 %        60.2 %        59.1 %        63.4 %
      Weighted-average expected life of the options                         4.2 years     4.7 years     4.5 years     4.3 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      In  December  2004,  the FASB  revised  Statement  No.  123  (SFAS  123R),
      "Share-Based Payment," which will require the Company to expense the estimated fair value of employee stock options and similar awards commencing in Fiscal 2007. See also Note 2.

4.    Note receivable

                                                          Dec. 23,  March 25,
                                                           2005       2005
                                                          --------  ---------
      Note receivable, non-interest bearing                $  --     $ 2.0
      Less: Deferred gain                                     --      (1.9)
                                                           -----     -----
                                                           $  --     $ 0.1
                                                           =====     =====

      On March 30, 2005, X-FAB Semiconductor Foundries AG (X-FAB) paid the final installment of $2.0 on a note receivable issued in conjunction with the Plymouth Foundry sale agreement.

5.    Inventories

                                                          Dec. 23,  March 25,
                                                           2005       2005
                                                          --------  ---------
      Raw materials                                        $ 2.8     $ 2.5
      Work-in-process                                       10.7      10.5
      Finished goods                                         3.0       3.4
                                                           -----     -----
                                                           $16.5     $16.4
                                                           =====     =====

6.    Other assets

                                                          Dec. 23,  March 25,
                                                           2005       2005
                                                          --------  ---------
      Pension insurance contract                           $ 4.4     $ 4.9
      Long term prepaid expenses                             1.7        --
                                                           -----     -----
                                                           $ 6.1     $ 4.9
                                                           =====     =====

      As at December 23, 2005, the Company had a pension insurance contract of $4.4 (March 25, 2005 - $4.9) which secured the defined benefit pension plan liability for employees in Germany (See Note 15).

      During the second quarter of Fiscal 2006, the Company paid $4.1 related to the renegotiation of a multi-year software design tool contract. A portion of the prepaid balance of $1.7 (March 25, 2005 - $nil) related to this contract has been recorded as a long-term asset to reflect the substance of this multi-year agreement.

7.    Provisions for exit activities

      The Company has implemented several restructuring activities in recent years.

      In the third quarter of Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (refer also to Note17), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Severance costs of $0.6 were included in selling and administrative and $0.3 included in cost of revenue. In addition, the Company performed a review of the usage of its software design tools. As a result of this review, an impairment loss on design tools no longer in use of $5.4 was recorded in the three and nine month periods ended December 23, 2005, (three and nine months ended December 24, 2004 - $nil). The impairment resulted in a decrease in prepaid expense of $2.1, and a provision of $3.3 (which was included in provisions for exit activities), which is expected to be paid in the first quarter of Fiscal 2007.

      In the fourth quarter of Fiscal 2005, the Company implemented a restructuring plan (the 2005 Plan) that resulted in reducing its workforce by approximately 180 employees. The 2005 Plan triggered total costs of $13.5, comprised of $13.2 in Fiscal 2005, consisting of severance costs of $11.9 and Asset Impairment and Other costs of $1.3, as well as $0.3 of severance costs in Fiscal 2006. The 2005 Plan impacted operating results as follows:

            (i) in Fiscal 2005, the Company incurred approximately $7.1 of severance costs in selling and administrative related to senior management, sales, and other administrative functions in the United States, Canada, and other geographic regions. In addition, $2.5 of severance costs were included in cost of revenue, as the Company continued efforts to reduce operations costs. Severance costs of $2.3 were also included in research and development, related to the Company ceasing work on its digital decoder program, and other headcount reductions within research and development;

            (ii) in Fiscal 2005, the Company incurred costs of $1.3 recorded in Asset Impairment and Other related to excess space in certain of the Company's leased premises in the U.K. and Canada; and

            (iii) in the first quarter of Fiscal 2006, the Company recorded $0.3 of expense in selling and administrative, $0.1 in operations, and a reversal of $0.1 in research and development expense resulting from differences in estimates between costs accrued in Fiscal 2005 and the amounts paid out in Fiscal 2006.

      In addition to costs arising from the 2006 Plan, the remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 and Fiscal 2004. The cumulative amount recorded to date related to these activities is $9.5. Costs of $8.9 were recorded as special charges in Fiscal 2002, and costs of $0.6 were reflected in Asset Impairment and Other charges in Fiscal 2004.

      The following table summarizes the continuity of these restructuring provisions for the three and nine month periods ended December 23, 2005:

                                                        Lease and
                                             Workforce   contract
                                             Reduction  settlement   Total
                                             ---------  ----------   -----
      Balance, March 25, 2005                  $6.8       $2.0       $8.8
      Charges                                   0.7         --        0.7
      Cash drawdowns                           (4.8)      (0.4)      (5.2)
      Reversals                                (0.4)        --       (0.4)
                                               ----       ----       ----
      Balance, June 24, 2005                   $2.3       $1.6       $3.9
      Cash drawdowns                           (2.0)      (0.3)      (2.3)
                                               ----       ----       ----
      Balance, Sept. 23, 2005                  $0.3       $1.3       $1.6
      Charges                                   0.9        3.3        4.2
      Cash drawdowns                           (0.4)        --       (0.4)
                                               ----       ----       ----
      Balance, Dec. 23, 2005                   $0.8       $4.6       $5.4
                                               ====       ====       ====

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the following payments:

            (i)   the  remaining   severance   payments  of  $0.8  which  relate
                  primarily to the 2006 Plan; and

            (ii) the lease and contract payments of $4.6 which relate to the plans implemented from Fiscal 2002 to 2006. The payment on the design tool contract is expected to be paid in the first quarter of Fiscal 2007, and the lease payments on the idle and excess space will be paid over the lease terms unless settled earlier.

      As of December 23, 2005, $0.7 (March 25, 2005 - $0.9) of the provisions for exit activities was included in long-term liabilities on the balance sheet.

8.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 23, 2005, was $34.7 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at December 23, 2005 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods which include February 16, 2001, the closing date of the sale. As at December 23, 2005, the 2000 and 2001 taxation years are still subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      On November 19, 2002, the Company provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liability for custom and excise duties. As at December 23, 2005, the maximum amount of the guarantee was $2.8 (1.6 million British pounds). The guarantee was released on January 20, 2006.

      Based upon the transition rules outlined in FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others, no amounts have been recorded by the Company related to the above-mentioned items.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. As at December 23, 2005, the warranty accrual was $0.7 (March 25, 2005 - $0.4).

9.    Commitments and Contingencies

      The Company had letters of credit outstanding as at December 23, 2005 of $0.8 (March 25, 2005 - $13.3), which expire within seven months. Of this amount, $0.6 related to the Company's Supplementary Executive Retirement Plan (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond.

      Cash and cash equivalents of $0.8 have been pledged as security against the above mentioned letters of credit, and $0.2 has been pledged as security for a custom bond and related credit facilities. The Company has also pledged $12.2 (97.5 million Swedish Krona) as security toward the pension liability in Sweden of $12.1. These amounts have been presented as restricted cash.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

10.   Redeemable preferred shares

      During the three months ended December 23, 2005, there were 21,700 preferred shares purchased and 43,400 preferred shares cancelled. During the nine months ended December 23, 2005, the Company purchased and cancelled 63,400 preferred shares.

      During the third quarter of Fiscal 2006, the Company declared dividends on its redeemable preferred shares of $0.6 based on a quarterly dividend of $0.43 (Cdn $0.50) per share, and paid second quarter dividends of $0.5.

11.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                   Nine Months Ended
                                              ---------------------------
                                                Dec. 23,       Dec. 24,
                                                  2005           2004
                                              -----------     -----------
      Outstanding Options:
        Balance, beginning of period           13,249,465      11,534,680
        Granted                                   389,000         386,000
        Exercised                                    (625)         (7,562)
        Forfeited and expired                  (3,298,962)       (465,690)
                                              -----------     -----------
        Balance, end of period                 10,338,878      11,447,428
                                              ===========     ===========

      As at December 23, 2005, there were 4,159,519 (March 25, 2005 - 1,249,557)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $1.31 to $32.06 per share with exercise periods extending to December 2011. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on the grant date.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Net income (loss), as reported                                             51.0          (7.6)         45.1           3.1
         Dividends on preferred shares                                           (0.6)         (0.6)         (1.7)         (1.6)
         Premiums on repurchase of preferred shares                              (0.2)           --          (0.5)           --
                                                                              -------       -------       -------       -------
      Net income (loss) attributable to common
         shareholders                                                         $  50.2       $  (8.2)      $  42.9       $   1.5
                                                                              =======       =======       =======       =======

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the three months ended December 24, 2004, 1,600 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                                                     Three Months Ended               Nine Months Ended
                                                                ----------------------------      ----------------------------
                                                                  Dec. 23,         Dec. 24,        Dec. 23,          Dec. 24,
                                                                   2005              2004            2005              2004
                                                                -----------      -----------      -----------      -----------
      Weighted-average common shares outstanding                127,309,598      127,308,973      127,309,181      127,306,975
      Dilutive effect of stock options                               58,611               --           20,231           36,721
                                                                -----------      -----------      -----------      -----------
      Weighted-average common shares outstanding,
         assuming dilution                                      127,368,209      127,308,973      127,329,412      127,343,696
                                                                ===========      ===========      ===========      ===========

      The following stock options were excluded from the computation of common share equivalents because the options' exercise prices exceeded the average market price of the common shares, thereby making them anti-dilutive:

                                                                     Three Months Ended               Nine Months Ended
                                                                ----------------------------      ----------------------------
                                                                  Dec. 23,         Dec. 24,        Dec. 23,          Dec. 24,
                                                                   2005              2004            2005              2004
                                                                -----------      -----------      -----------      -----------
      Number of outstanding options                              10,006,254       11,394,428       10,011,254       11,057,990

      Average exercise price per share                          $      6.87      $      8.38      $      6.86      $      8.54

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

12.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income (loss) were as follows:

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Net income (loss) for the period                                           51.0          (7.6)         45.1           3.1
      Other comprehensive income (loss):
         Realized net derivative losses on cash flow
           hedges                                                                 0.1            --           0.4           0.5
         Unrealized net derivative gains (losses) on
           cash flow hedges                                                      (0.1)          0.6          (0.6)          0.2
                                                                              -------       -------       -------       -------
      Total comprehensive income (loss) for the period                        $  51.0       $  (7.0)      $  44.9       $   3.8
                                                                              =======       =======       =======       =======

     The changes to accumulated other comprehensive loss for the three and nine months ended December 23, 2005, were as follows:

                                                                    Cumulative        Minimum      Unrealized Net
                                                                    Translation       Pension     Gain (Loss) on
                                                                      Account        Liability      Derivatives         Total
                                                                    -----------      ---------    ---------------       -----
      Balance, March 25, 2005                                          $(32.4)          $(0.7)          $  --           $(33.1)
         Change during the three months
         ended June 24, 2005                                              --               --            (0.3)           (0.3)
                                                                       -----            -----           -----           -----
      Balance, June 24, 2005                                           $(32.4)          $(0.7)          $(0.3)          $(33.4)
         Change during the three months
         ended Sept. 23, 2005                                             --               --             0.1             0.1
                                                                       -----            -----           -----           -----
      Balance, Sept. 23, 2005                                          $(32.4)          $(0.7)          $(0.2)          $(33.3)
         Change during the three months
         ended Dec. 23, 2005                                              --               --              --              --
                                                                       -----            -----           -----           -----
      Balance, Dec. 23, 2005                                           $(32.4)          $(0.7)          $(0.2)          $(33.3)
                                                                       =====            =====           =====           =====

      The Company recorded a decrease in other comprehensive income in the nine months ended December 23, 2005, of $0.2 as compared to an increase in other comprehensive income of $0.7 in the nine months ended December 24, 2004. These changes were attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges. The Company estimates that $0.2 of net derivative losses included in other comprehensive income at December 23, 2005, will be reclassified into earnings within the next three months.

13.   Income taxes

      Income tax expense of $nil was recorded for the third quarter of Fiscal 2006, compared with an expense of $0.1 for the corresponding period in Fiscal 2005. During the nine months ended December 23, 2005, an income tax expense of $0.4 was recorded, compared to a recovery of $0.9 for the corresponding period in Fiscal 2005. The expense in Fiscal 2006 relates to the Company's estimate of additional costs to settle income tax liabilities in relation to fiscal years still subject to corporate tax audits. The recovery in Fiscal 2005 related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.3.

      In addition to income taxes from continuing operations discussed above, the Company also recorded income taxes from discontinued operations as discussed in Note 17.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $190.3 as at December 23, 2005 (March 25, 2005 - $191.7). The decrease in the valuation allowance relates primarily to the utilization of losses and the reversal of temporary differences incurred in the Company's domestic and foreign operations.

14.   Business Segments

      Prior to the third quarter of Fiscal 2006, Zarlink segmented its business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. On November 15, 2005, the Company sold the assets related to its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited. Following the sale of this business, management also conducted a strategic assessment of the Company's remaining operations. Based on this review of the Company's current strategic direction, management determined that all of the Company's product lines within its four operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As a result of this review, management has concluded that it is appropriate to aggregate the results of the Company's operating segments, and as a result Zarlink will report as one reportable segment.

15.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany. As at December 23, 2005, the Company held $12.2 in restricted cash related to the Swedish pension liability of $12.1. As at December 23, 2005, the German pension liability of $5.5 was insured with the Swiss Life Insurance Company. This insurance contract of $4.4 was recorded in other assets. As the German pension liability is not fully funded through the insurance contract, valuation differences will arise between the liability and the related asset.

      The total pension expense under these plans consisted of interest costs on projected plan benefits. Total pension expense on the defined benefit pension plans for the three and nine month periods ended December 23, 2005 was $0.3 and $0.8 respectively (three and nine month periods ended December 24, 2004 - $0.2 and $0.6 respectively).

      As of December 23, 2005, the Company had not made any contributions to these pension plans in Fiscal 2006.

16.   Supplementary cash flow information

      The following table summarizes the Company's other non cash changes in operating activities:

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Gain on disposal of fixed assets                                        $  (0.1)      $    --       $  (0.3)      $  (0.3)
      Gain on sale of business                                                     --            --          (1.9)         (9.9)
      Change in pension liabilities                                              (0.3)          1.9          (1.7)          2.5
      Stock compensation expense                                                   --            --            --           0.1
      Other                                                                       0.4          (0.7)          1.0          (0.8)
                                                                              -------       -------       -------       -------
      Other non cash changes in operating activities                          $    --       $   1.2       $  (2.9)      $  (8.4)
                                                                              =======       =======       =======       =======

17.   Discontinued operations

      On November 15, 2005, Zarlink sold the assets of its RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $55.8 in the third quarter of Fiscal 2006.

      The following table shows the carrying value of the assets which were included as assets held for sale:

                                                          Dec. 23,  March 25,
                                                            2005       2005
                                                          --------  ---------
      Inventories                                          $  --     $ 6.8
      Fixed assets                                            --       2.8
                                                           -----     -----
      Total assets                                         $  --     $ 9.6
                                                           =====     =====

      The following table shows the results of the RF Front-End Consumer Business which are included in discontinued operations:

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Revenue                                                                 $  10.0       $  14.6       $  34.1       $  40.8
                                                                              -------       -------       -------       -------

      Operating loss from discontinued operations                                  --          (0.2)         (6.8)         (3.4)
      Gain on disposal, net of tax of $1.8                                       55.8            --          55.8            --
                                                                              -------       -------       -------       -------
      Income (loss) from discontinued operations                              $  55.8       $  (0.2)      $  49.0       $  (3.4)
                                                                              =======       =======       =======       =======

      During the third quarter of Fiscal 2006, a provision for income taxes has been recorded related to the Company's estimate of the tax expense on the gain. When management performs future assessments of this liability, adjustments to this estimate could occur, which could increase or decrease the tax expense. Such adjustments could be material.

      The following table shows the cash flows from investing activities in the three and nine months ended December 23, 2005 related to the sale of the RF Front-end Consumer Business:

      Proceeds on sale                                              $68.0
      Payment of transaction and other costs                         (1.6)
                                                                    -----
      Proceeds from sale - net                                      $66.4
                                                                    =====

18.   Canadian Generally Accepted Accounting Principles

      The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP with the exception of the information presented below:

      (A)   Balance sheet

      The following table summarizes the significant differences in balance sheet items under Canadian GAAP as compared to U.S. GAAP:

                                                                      Dec. 23, 2005                         March 25, 2005
                                                            --------------------------------       --------------------------------
                                                            U.S.         Adjust-    Canadian       U.S.         Adjust-     Canadian
                                                            GAAP         ments        GAAP         GAAP         ments         GAAP
                                                            ----         ------     --------       ----         -------     --------
Assets:
  Current portion of long term
     receivables (1)                                        $   --       $   --       $   --       $  0.1       $  1.9       $  2.0
  Fixed assets (3)                                            26.9           --         26.9         30.6          0.4         31.0
  Long term receivables (1) (4) (6)                             --          4.1          4.1           --          4.0          4.0
  Deferred income tax assets (4)(6)                            3.6         (3.6)          --          3.5         (3.5)          --

Liabilities and Shareholders' Equity:
  Other accrued liabilities (2)                                5.6         (0.3)         5.3          5.8           --          5.8
  Pension liabilities (5)                                     17.6         (0.7)        16.9         19.3         (0.7)        18.6
  Deferred/future income tax liabilities (6)                   0.2          0.5          0.7           --          0.5          0.5
  Preferred shares (7) (8)                                    16.4          1.9         18.3         17.2          2.0         19.2
  Common shares (8)                                          768.4       (360.5)       407.9        768.4       (360.5)       407.9
  Contributed surplus (8)                                       --          9.0          9.0           --          8.0          8.0
  Additional paid-in capital (8)                               1.7         (1.7)          --          2.2         (2.2)          --
  Translation account (8)                                       --         13.6         13.6           --         13.6         13.6
  Accumulated other comprehensive loss (8)                   (33.3)        33.3           --        (33.1)        33.1           --
  Deficit (8)                                               (603.1)       305.4       (297.7)      (646.5)       309.0       (337.5)

      (1) Under U.S. GAAP, a gain on sale of foundry business in Fiscal 2002 was deferred and netted against the carrying value of the note receivable. Under Canadian GAAP, the gain was recognized at the time of the sale.

      (2) Under U.S. GAAP, the effective portions of changes in fair value of derivatives are recorded in other comprehensive income (loss) and are recognized in net income (loss) against the hedged item when the hedged item affects net income (loss). Under Canadian GAAP, the effective portions of changes are not recorded.

      (3) Differences exist between U.S. and Canadian GAAP due to the method used to record an impairment charge for long-lived assets in previous years. Under U.S. GAAP, the assets were written down to their fair value using a discounted cash flow method. These assets were written down to their fair value using an undiscounted cash flow method under Canadian GAAP.

      (4) Under U.S. GAAP, investment tax credits are reflected as deferred tax assets. Under Canadian GAAP, these amounts are reflected as a component of long-term receivables.

      (5) Under U.S. GAAP, an additional minimum pension liability has been recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension liability with the offsetting amount recorded as a component of accumulated other comprehensive income (loss). Other comprehensive income (loss) is not recorded under Canadian GAAP.

      (6) Under U.S. GAAP, deferred tax assets and liabilities of a similar nature are presented on a net basis. Under Canadian GAAP, the future income tax liability associated with the investment tax credit is reported separately.

      (7)   Under  U.S.  GAAP,  redeemable  preferred  shares  are  recorded  as
            mezzanine   equity.   Under  Canadian  GAAP  these  instruments  are
            reflected as a component of shareholders' equity.

      (8) Under U.S. GAAP, reductions in stated capital and deficit are not recorded. Under Canadian GAAP, reductions have been recorded as a result of stated capital and deficit reductions undertaken in fiscal years 1985, 1986, 1987, and 1992.

      Under U.S. GAAP, the carrying value of the common and preferred shares have been shown net of issue costs. Share issue costs have been shown as an adjustment to retained earnings under Canadian GAAP.

      Differences exist between U.S. and Canadian GAAP from foreign exchange translation differences as a result of the Company's change in reporting currency to U.S. dollars in Fiscal 2002. Under U.S. GAAP, historical balances were translated using the applicable balance sheet rate. Under Canadian GAAP, a translation of convenience approach was taken whereby all historical results were converted using the rate at the time of the last published financial statements prior to adopting the new reporting currency, being the rate as at September 28, 2001.

      Other comprehensive income (loss) is not recorded under Canadian GAAP.

      Other differences exist between U.S. and Canadian GAAP due to historical differences in income (loss).

      (B)   Income statement

                                                                                Three Months Ended          Nine Months Ended
                                                                              ---------------------       ---------------------
                                                                              Dec. 23,      Dec. 24,      Dec. 23,      Dec. 24,
                                                                               2005           2004         2005          2004
                                                                              -------       -------       -------       -------
      Net income (loss) in accordance with U.S. GAAP                             51.0          (7.6)         45.1           3.1

      Adjustments to reconcile to Canadian GAAP:
        Depreciation expense (1)                                                   --          (0.2)         (0.4)         (0.6)
        Stock compensation expense/recovery (2)                                  (0.5)         (0.4)         (1.3)         (1.1)
        Interest income (3)                                                        --           0.1            --           0.5
        Gain on sale of business (4)                                               --            --          (1.9)         (9.9)
                                                                              -------       -------       -------       -------
      Net income (loss) in accordance with Canadian GAAP                      $  50.5       $  (8.1)      $  41.5       $  (8.0)
                                                                              =======       =======       =======       =======

      (1) Differences exist in the net book values of long-lived assets between U.S. and Canadian GAAP due to the methods used to record impairment charges in previous years, resulting in differences in depreciation expense.

      (2) Differences exist between U.S. and Canadian GAAP in the Company's policy for accounting for stock compensation expense. Under U.S. GAAP, the intrinsic value method is used. The Company accounts for stock compensation expense under Canadian GAAP using the fair value method.

      (3) Under U.S. GAAP, imputed interest income on the valuation of a note receivable was deferred and netted against the value of the note receivable. Under Canadian GAAP, these amounts were recorded in earnings.

      (4) Under U.S. GAAP, a gain on sale of business was recognized as a result of payments received against the note receivable. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business.

      (C)   Cash flow information

      There are no differences between U.S. and Canadian GAAP operating or total cash flows for the periods presented. There are offsetting differences of $0.9 and $0.7, respectively, in the three and nine months ended December 23, 2005 (three and nine months ended December 24, 2004 - $3.9) between investing and financing cash flows due to the classification of changes in restricted cash. Under U.S. GAAP, changes in restricted cash are reflected as financing activities. Under Canadian GAAP, these changes are presented as investing activities.

      (D)   Retained earnings

      Balance sheet and income statement differences between the U.S. and Canadian GAAP impact the presentation of changes in shareholders' equity under Canadian GAAP. The change in deficit was a result of the preferred share dividends and the respective net loss under U.S. and Canadian GAAP. Under Canadian GAAP, stock compensation expense resulted in an increase to contributed surplus. The repurchase of preferred shares resulted in a reduction to preferred shares and contributed surplus under Canadian GAAP. There was no change in the translation account under Canadian GAAP.

19.   Comparative figures

      Certain of the Fiscal 2005 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2006.